

April 9, 2025

Nicole Van Denabeele
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard Road, Suite 300
Greenwood Village, CO 80111

      Re: National Bank Holdings Corporation
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-35654

Dear Nicole Van Denabeele:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Tangible Common Book Value Ratios, page 47

1.   We note your presentation, here and in Exhibit 99.1 of your earnings release 8-K dated January 22, 2025, of non-GAAP measures "tangible common book value, excluding accumulated other comprehensive loss, net of tax" and "tangible common book value per share, excluding accumulated other comprehensive loss, net of tax." These measures exclude the impact of accumulated other comprehensive income / loss ("AOCI/L") and represent individually tailored accounting measures, given that the adjustments to exclude AOCI have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Cara Lubit at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance